Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES 2017 ANNUAL MEETING RESULTS

AURORA, Ontario, May 11, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2017 annual meeting of shareholders. A total of 277,209,607 Common Shares or 72.69% of our issued and outstanding Common Shares, were voted in connection with the meeting. Shareholders voted by a show of hands in favour of each item of business. Based on proxies received prior to the meeting and votes cast in person at the meeting, each director nominee was elected by a substantial majority as follows:

Nominee	Votes FOR
Scott B. Bonham	99.76%
Peter G. Bowie	99.72%
Lady Barbara Judge	97.97%
Dr. Kurt J. Lauk	99.83%
Cynthia A. Niekamp	99.82%
William A. Ruh	99.86%
Dr. Indira V. Samarasekera	98.77%
Donald J. Walker	99.87%
Lawrence D. Worrall	98.67%
William L. Young	98.71%

Additionally, Magna’s advisory “say on pay” vote received 92.19% support based on proxies received prior to the meeting and votes cast in person at the meeting.  Full results of the votes are included as Appendix “A” to this press release.

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

MAGNA ANNOUNCES 2017 ANNUAL MEETING RESULTS	CONNECT WITH MAGNA

OUR BUSINESS (1)

We are a leading global automotive supplier with 321 manufacturing operations and 102 product development, engineering and sales centres in 29 countries. We have over 159,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

(1)  Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

MAGNA ANNOUNCES 2017 ANNUAL MEETING RESULTS	CONNECT WITH MAGNA

Appendix “A”

VOTING RESULTS - 2017 ANNUAL MEETING OF SHAREHOLDERS

	Votes For		Votes Withheld/Against
Resolution	#	%	#	%
Elect Scott B. Bonham as Director	258,195,412	99.76	614,135	0.24
Elect Peter G. Bowie as Director	258,075,876	99.72	733,670	0.28
Elect Lady Barbara Judge as Director	253,553,704	97.97	5,255,843	2.03
Elect Dr. Kurt J. Lauk as Director	258,370,214	99.83	439,332	0.17
Elect Cynthia A. Niekamp as Director	258,350,970	99.82	458,576	0.18
Elect William A. Ruh as Director	258,436,555	99.86	372,993	0.14
Elect Dr. Indira V. Samarasekera as Director	255,613,802	98.77	3,195,744	1.23
Elect Donald J. Walker as Director	258,481,919	99.87	327,565	0.13
Elect Lawrence D. Worrall as Director	255,373,016	98.67	3,436,531	1.33
Elect William L. Young as Director	255,479,889	98.71	3,329,659	1.29
Re-Appointment of Deloitte LLP as Auditors	276,184,420	99.63	1,022,261	0.37
Advisory Resolution on Approach to Executive Compensation	238,602,711	92.19	20,205,970	7.81

MAGNA ANNOUNCES 2017 ANNUAL MEETING RESULTS	CONNECT WITH MAGNA